OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response...2.50
SEC FILE NUMBER 0-15135
CUSIP NUMBER 879101103

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☐ Form 10-K       ☐ Form 20-F       ☐ Form 11-K       ☑ Form 10-Q       ☐ Form 10-D       ☐ Form N-SAR       ☐ Form N-CSR
For Period Ended: March 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
     Tekelec

Full Name of Registrant

Former Name if Applicable

     5200 Paramount Parkway

Address of Principal Executive Office (Street and Number)

     Morrisville, North Carolina 27560

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☐
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously reported in (i) the Current Report on Form 8-K filed by Tekelec (the “Company”) with the Securities and Exchange Commission (the “Commission”) on February 21, 2006, (ii) the Form 12b-25 Notification of Late Filing of Annual Report on Form 10-K for the year ended December 31, 2005 (the “10-K Form 12b-25”) and the Current Report on Form 8-K (the “March 17 Form 8-K”) filed by the Company with the Commission on March 17, 2006, (iii) the Current Report on Form 8-K filed by the Company with the Commission on April 19, 2006 (the “April 19 Form 8-K”) and (iv) the Current Report on Form 8-K filed by the Company with the Commission on May 11, 2006 (the “May Form 8-K”) (collectively, the “Prior Reports”), the Company has determined that it will restate its previously issued financial statements for (i) the year ended December 31, 2003, (ii) the year ended December 31, 2004 and each of the quarters and year-to-date periods therein, and (iii) the nine months ended September 30, 2005 and each of the quarters and year-to-date periods therein.
As a result of the Company’s ongoing review and analysis of certain accounting matters and the continuing work required to complete the restatement of the Company’s financial statements, all as described in the Prior Reports, the Company has not yet completed and cannot file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 (the “First Quarter 2006 Form 10-Q”) by the prescribed due date of May 10, 2006. The Company also will not be in a position to file the First Quarter 2006 Form 10-Q by May 15, 2006, but is working expeditiously to make the filings as soon as possible after the filing of the Company’s Annual Report on Form 10-K for the year ended December 31, 2005 (the “2005 Form 10-K”). The Company currently anticipates filing the 2005 Form 10-K on or before May 30, 2006 and the First Quarter 2006 Form 10-Q on or before June 30, 2006. These anticipated filing dates constitute the Company’s best estimates as of the date of this filing as to when it will be able to file its 2005 Form 10-K and First Quarter 2006 Form 10-Q. Because the restatement process involves a number of variables outside the Company’s control, including the audit process of the Company’s independent registered public accounting firm, the Company’s estimates as to these filing dates is subject to change.
Please refer to the disclosures in the Prior Reports for additional information regarding the restatement of the Company’s financial statements, including the Company’s ongoing review and analysis of certain accounting matters and the five categories of errors that the Company expects to address in the restatement, and for information regarding the Company’s delayed filing of its 2005 Form 10-K. Please also refer to the disclosures in (i) the March 17 Form 8-K, (ii) the Current Reports on Form 8-K filed by the Company with the Commission on March 23, 2006 and April 5, 2006, (iii) the April 19 Form 8-K and (iv) the May Form 8-K for discussions of the impacts of these matters on the Company’s listing with The Nasdaq Stock Market, the Company’s Indenture governing its $125 million 2.25% Senior Subordinated Convertible Notes due 2008 and the Company’s $30 million line of credit.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Ronald W. Buckly	919	460-5500

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☐ No ☑

Annual Report on Form 10-K for the year ended December 31, 2005

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above and in the Prior Reports, the Company is currently completing the required review and analysis of certain accounting matters and their impact on the Company’s consolidated financial statements for certain prior periods, including the quarter ended March 31, 2005. Based on the work completed to date and as disclosed in the 10-K Form 12b-25, the March 17 Form 8-K, the April 19 Form 8-K and the May Form 8-K, the Company anticipates that the impact on its revenue recognition in previously issued financial statements for the above-referenced years and periods will be material. Because the Company’s restatement of its financial statements for the quarter ended March 31, 2005 is not yet complete and because the Company has not completed the preparation of its consolidated financial statements for the quarter ended March 31, 2006, the Company is not in a position at this time to provide any reasonable estimate of any anticipated changes in results of operations from the quarter ended March 31, 2005 to the quarter ended March 31, 2006 that may be reflected in the earnings statement to be included in the First Quarter 2006 Form 10-Q.

Tekelec
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	May 11, 2006	By	/s/ Franco Plastina

Franco Plastina, President
and Chief Executive Officer

4